EXHIBIT 99.1

Acquisition of Own Shares

Mechelen, Belgium; 07 July 2026, 22.01 CET; regulated information

Within the framework of the repurchase program announced on June 9, 2026, Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) ("Lakefront") announces that it has repurchased 104,022 Lakefront shares between 29 June 2026 and 03 July 2026, as follows:

Date of purchase	Market/MTF	Number of shares	Average price paid (€)	Total (€)	Lowest price paid (€)	Highest price paid (€)
29/06/2026	XAMS	14,414	25.75	371,205.18	25.60	26.00
29/06/2026	CEUX	3,399	25.74	87,478.36	25.66	26.00
29/06/2026	TQEX	696	25.71	17,897.29	25.66	26.00
29/06/2026	AQEU	916	25.71	23,551.83	25.66	25.80
30/06/2026	XAMS	19,724	26.37	520,179.08	25.98	26.74
30/06/2026	CEUX	2,068	26.45	54,694.67	26.22	26.72
30/06/2026	TQEX	508	26.53	13,478.15	26.14	26.78
30/06/2026	AQEU	445	26.09	11,610.94	26.08	26.12
01/07/2026	XAMS	20,787	26.30	546,681.47	26.06	26.48
01/07/2026	CEUX	2,613	26.20	68,467.39	26.12	26.44
01/07/2026	TQEX	71	26.40	1,874.32	26.32	26.40
01/07/2026	AQEU	198	26.17	5,181.78	26.16	26.30
02/07/2026	XAMS	13,778	26.14	360,180.34	25.88	26.54
02/07/2026	CEUX	3,021	26.06	78,727.86	25.96	26.12
02/07/2026	TQEX	115	26.23	3,015.94	25.96	26.46
02/07/2026	AQEU	721	26.12	18,835.04	25.96	26.14
03/07/2026	XAMS	15,162	26.62	403,642.76	26.46	26.86
03/07/2026	CEUX	4,786	26.59	127,266.92	26.50	26.86
03/07/2026	TQEX	526	26.75	14,071.18	26.50	26.88
03/07/2026	AQEU	74	26.62	1,970.16	26.52	26.64
Total		104,022	26.24	2,730,010.70	25.60	26.88

As of market close on 03 July 2026, Lakefront holds 303,756 of its own ordinary shares.

About Lakefront Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical‑stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first‑in‑class BCMAxCD3 T‑cell engager for autoimmune diseases. Backed by deep deal‑making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high‑quality assets with clear potential to deliver meaningful patient impact and long‑term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” and “further,” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s plans to repurchase its ordinary shares. Lakefront cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance, or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, those risks and uncertainties that can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.